SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[_X_] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

[___] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____________ to ___________

Commission File Number: 0-27384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

Stock Bonus Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST
(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA 95340 (Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report: Not applicable

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2004 AND 2005

TABLE OF CONTENTS
Page
Consent of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplementary Information:
Schedule H, Part IV- Form 5500 2005 Schedule of Assets (Held at End of Year)	8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West on Form S-8 of our report dated June 11, 2006, with respect to the financial statements and schedules of the Capital Corp of the West Employee Stock Ownership Plan and 401(k) Plan included in annual report for the plan for the plan years ended December 31, 2005 and 2004, as filed on Form 11-K with the Securities and Exchange Commission. We also consent to the use of our name on our report dated June 11, 2006, with respect to the financial statements and schedules of the Capital Corp of the West Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2005 and 2004, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

/s/ Cassabon & Associates, LLP

Fresno, California
June 28, 2006

Report of Independent Registered Public Accounting Firm

To The Trustees of
Capital Corp of the West
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H - Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cassabon & Associates, LLP

Fresno, California
June 11, 2006

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31 2005 AND 2004

	2005	2004
ASSETS
Cash and cash equivalents	$23,678	$28,050
Investment in Capital Corp of the West, Common stock, at fair value	12,438,572	10,039,743
Total Assets	12,462,250	10,067,793
LIABILITIES
Operating payable	-	880
Total Liabilities	-	880
Net assets available for benefits	$12,462,250	$10,066,913

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31 2005 AND 2004

2005
Additions to net assets
Net unrealized appreciation (depreciation) in market value of investments	$2,348,441
Interest	1,324
Dividends	68,148
Contributions	572,365
Total additions to net assets	2,990,278
Deductions from net assets
Distributions to participants	581,952
Administrative and legal fees	12,989
Total deductions from net assets	594,941
Net increase (decrease)	2,395,337
Net assets available for benefits
Beginning of year	10,066,913
End of year	$12,462,250

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Capital Corp of the West Employee Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:
Capital Corp of the West's (Company) predecessor corporation, County Bank established the Plan effective as of December 31, 1981. On November 1, 1995 the Company was organized as the bank’s holding company for County Bank and the plan was adopted as the Plan for the Company. The Plan is intended to qualify as an Employee Stock Ownership Plan (ESOP) as defined in Section 4975(e)(7) of the Internal Revenue Code. The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions:
Each year, the Company contributes to the Plan an amount determined at the discretion of the Company's board of directors.

Participant Eligibility and Accounts:
Employees of the Company are eligible to participate in the Plan after one year of service and have attained 21 years of age. Participants who are not employed on the last day of the plan year are generally not eligible for an allocation of company contributions for such year. Each participant's account is credited with an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participant's non-vested accounts. Allocations are based on compensation earned by the participant.

Vesting:
Vesting of the participant's account is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

Payment of Benefits:
At retirement, age 65, the tenth anniversary of the year in which the Participant commenced participation in the Plan or the termination date (whichever is later), a participant will receive his or her benefits in the form of Qualifying Employer Securities or cash. Participants shall have the right to demand that their benefits be distributed in the form of Qualifying Employer Securities.

Voting Rights Attributable to Shares:
Each participant is entitled to direct the Trustee as to the manner in which voting rights under Employer Securities which are allocated to the account of such participant are to be exercised with respect to a matter which involved the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or such similar transactions.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Plan Termination:
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.
Note 2 - Summary of Accounting Policies:

Basis of Accounting:
The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:
The common shares of the Company are valued at fair market value on December 31, 2005 and 2004. Fair value is determined by the exchange price on the Nasdaq National Market System on the close of business on December 31, 2005 and 2004.

Note 3 - Investments:

All investments of the Plan are in stock of Capital Corp of the West, the plan sponsor. The fair value is as follows:

	2005	2004
Number of shares	383,315	213,607
Market Value	$12,438,572	$10,039,743

Investment in the Company stock is in excess of 5% of the total plan assets.

Note 4 - Forfeitures:

The plan had $41,925 in forfeitures in the December 31, 2005 year that were allocated to participants of the plan.

Note 5 - Restoration of Forfeitures:

At December 31, 2005, there are no benefits to be restored to participants who had less than a five-year break in service and have returned to active participation in the plan.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Administration of Plan Assets:

The Plan's assets, which consist fully of Capital Corp of the West common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee. The Trustee also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Plan.

Note 7 - Tax Status:

The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan received a favorable determination letter as of October 18, 2002.

SUPPLEMENTARY INFORMATION

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
(ein 77-0405791; PN001)
SUPPLEMENTAL SCHEDULE ACCOMPANYING THE FORM 5500
SCHEDULE H, LINE 4a - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party (c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Capital Corp of the West
	Employer Securities, 383,315 shares	**	$12,438,572
	Money Market	**	23,678
	Total assets held for investment purposes at end of year		$12,462,250
	**Historical cost basis of investments is not maintained

See Independent Auditors' Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

Employee Stock Ownership Plan

Date: July 27, 2006	By /s/ David Heaberlin
David Heaberlin
Chief Financial Officer